Archipelago Securities, LLC

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Archipelago Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
 ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 N Clark St, Suite 3200
           (No. and Street)

Chicago	IL	60654-4721
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frazier and Deeter, LLC
     (Name – if individual, state last, first, and middle name)

1230 Peachtree St NE, Suite 1500	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

10/14/2003	215
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Hill, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archipelago Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Robert Hill

Title:
Executive Principal

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Archipelago Securities, LLC is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OATH OR AFFIRMATION

I, Sean Thomasson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archipelago Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Sean Thomasson

Title:
Finance and Operations Principal

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Archipelago Securities, LLC is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Archipelago Securities, LLC
Index
December 31, 2021



Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Archipelago Securities, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Archipelago Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Frazier & Deeter, LLC

Atlanta, Georgia
March 2, 2022

1

Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2021

($ in thousands)

Assets

Cash and cash equivalents	$	14,374
Receivables from brokers or dealers and clearing organizations		31,508
Receivables from related parties		378
Other assets		311
Total assets	$	46,571

Liabilities and Member's Equity

Liabilities		
Loan payable subordinated to claims of general creditors	$	20,000
Payables to brokers or dealers and clearing organizations		304
Accounts payable and accrued liabilities		4,388
Payables to related parties		261
Other liabilities		104
Total liabilities		25,057
Member's equity		21,514
Total liabilities and member's equity	$	46,571

The accompanying notes are an integral part of this financial statement.

Archipelago Securities, LLC
Notes to Statement of Financial Condition
December 31, 2021

($ in thousands)

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of NYSE Holdings LLC, formerly named NYSE Euronext Holdings, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent owns and operates NYSE Market Inc. ("NYSE"), NYSE Arca LLC ("Arca"), NYSE American LLC ("NYSE American"), NYSE National, Inc. ("NYSE National"), and NYSE Chicago Holdings, Inc. ("NYSE Chicago") for trading of equities and NYSE Arca, Inc. ("Arca Options") and NYSE AMEX Options LLC ("AMEX Options") for trading of options. The Company primarily acts as a routing agent of NYSE, Arca, NYSE American, NYSE National, NYSE Chicago, Arca Options, and AMEX Options by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company self clears transactions from the activity routed from its affiliated exchanges, and also clears on behalf of Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2021, include $0 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers
Amounts receivable from clearing organizations may be restricted to the extent that they serve as clearing fund deposits. At December 31, 2021, receivables from and payables to clearing organizations primarily represented amounts due for securities failed to deliver or failed to receive and deposits with clearing organizations.

($ in thousands)

2.   Summary of Significant Accounting Policies(continued)

In the normal course of business, a portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party clearing firms. The Company is subject to credit risk to the extent any clearing firm with whom it conducts business is unable to fulfill contractual obligations on its behalf.

Income Taxes
The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity-level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns filed by certain affiliates. Federal and unitary state income tax receivables or payables with the affiliates on behalf of the Company are included as a component of receivables or payables with related parties. Income taxes reflected in the accompanying financial statement are calculated as if the Company filed separate income tax returns and are accounted for under the liability method.

The Company recognizes income taxes under the liability method. The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12, which specified that an entity is not required, but may elect to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. The Company has elected to continue to allocate the consolidated amount of current and deferred tax expense of the Parent to the Company. Therefore, the income tax provision is reported in the financial statements and the disclosure on income tax provision is reported in the accompanying footnotes.

3.   Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers that have not settled on settlement date. Fails open at December 31, 2021, which remain unsettled, do have a material effect on the Company's financial statements. As of December 31, 2021, three firms accounted for 77% of securities failed to deliver and one firm accounted for 93% of securities failed to receive.

($ in thousands)

3. **Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers(continued)**

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2021 consist of the following:

Assets

Securities failed to deliver	$ 393
Deposits with clearing organizations	31,115
Total receivables from brokers or dealers and clearing organizations	$ 31,508

Liabilities:

Securities failed to receive	$ 304
Total payables to brokers or dealers and clearing organizations	$ 304

4. **Related Party Transactions**

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. The Company also performs clearing services on behalf of affiliates.

Throughout the year the Company incurs costs from its affiliates when it routes trades from one affiliated exchange to another affiliated exchange.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement ("the Agreement"), whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services.

The Agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Amounts payable to related parties for federal and state income taxes were $29 at December 31, 2021. As part of operations, certain disbursements are paid through related parties. As a result of the noted transactions, receivables from related parties were $378 and payables to related parties, net of taxes, were $232 as of December 31, 2021.

On March 26, 2018, the Company entered into an unsecured Revolving Note and Cash Subordination Agreement (the "Agreement") with its Ultimate Parent, Intercontinental Exchange, Inc.

($ in thousands)

4.   Related Party Transactions(continued)

(the "Lender"). The Lender has committed $100 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Previously, credit under the Agreement may have been advanced through August 18, 2022, with all unpaid principal and interest due on August 18, 2023. On December 21, 2021, the Company amended the Agreement with the Lender. Credit under the Agreement may now be advanced through October 15, 2025, with all unpaid principal and interest due on October 15, 2026.

Interest is payable at current rates at the advance date The Lender may accelerate payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears. The outstanding loan balance at December 31, 2021 was $20,000.

5.   Concentration

The Company's cash is held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

6.   Income Taxes

For federal, state and local income tax purposes, the Company's income is included in consolidated income tax returns filed by certain affiliates. The Company determines its tax expense principally on a separate company basis.

The Company's 2010-2021 tax years remain subject to examination by the relevant tax authorities.

7.   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2021, the Company's net capital of $40,752 was $40,502 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

8.   Subsequent Events

The Company has evaluated subsequent events through March 2, 2022, which is the date this financial statement was issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statement.